UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

Commission File Number 000-51138

GRAVITY CO., LTD.

(Translation of registrant’s name into English)

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

GRAVITY REPORTS THIRD QUARTER OF 2016 RESULTS

Seoul, South Korea – October 28, 2016 – GRAVITY Co., Ltd. (NasdaqCM: GRVY) (“Gravity” or “Company”), a developer and publisher of online and mobile games based in South Korea, today announced its unaudited financial results for the third quarter ended September 30, 2016, prepared in accordance with generally accepted accounting principles in the United States.

FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2016

Revenues

Revenues for the third quarter ended September 30, 2016 was KRW 15,746 million (US$ 13,143 thousand), representing a 73.9% increase from KRW 9,057 million for the second quarter ended June 30, 2016 (“QoQ”) and a 81.6% increase from KRW 8,671 million for the third quarter ended September 30, 2015 (“YoY”).

Subscription revenues for the third quarter of 2016 were KRW 8,497 million (US$ 7,093 thousand), representing a 265.8% increase QoQ from KRW 2,323 million and a 332.4% increase YoY from KRW 1,965 million. The increase QoQ and YoY was mainly attributable to increased revenues from Ragnarok Online and Xianjing RO Chuanshuo WEB in Taiwan. The Company commenced its direct game service of Ragnarok Online on June 15, 2016 and launched Xianjing RO Chuanshuo WEB on July 13, 2016 in such area.

Royalty and license fee revenues for the third quarter of 2016 were KRW 3,736 million (US$ 3,119 thousand), representing a 36.4% increase QoQ from KRW 2,738 million and a 35.1% increase YoY from KRW 2,765 million. The increase QoQ was primarily due to increased revenue from Ragnarok Online in Thailand, which was partially offset by decreased revenue from Ragnarok Online in Japan. The increase YoY was resulted mainly from increased revenues from Ragnarok Online in Thailand and Japan. Ragnarok Online was relaunched in Thailand by a local licensee on July 13, 2016.

Mobile game and application revenues were KRW 2,170 million (US$ 1,811 thousand) for the third quarter of 2016, representing a 13.0% decrease QoQ from KRW 2,495 million and a 31.3% decrease YoY from KRW 3,160 million. The decrease QoQ was primarily from decreased revenue from Ragnarok: Path of Heroes and the decrease YoY was resulted primarily from decreased revenues from Ragnarok: Path of Heroes and Battle Ship.

Character merchandising and other revenues were KRW 1,343 million (US$ 1,120 thousand) for the third quarter of 2016, representing a 10.5% decrease QoQ from KRW 1,501 million and a 72.0% increase YoY from KRW 781 million. The decrease QoQ was primarily due to decreased revenues from web site development and operation service provided for third parties and the increase YoY was mainly due to recognition of deferred revenues occurred from a game development and publishing agreement with a third party, which was executed on March 25, 2016.

Cost of Revenue

Cost of revenue was KRW 6,734 million (US$ 5,621 thousand) for the third quarter of 2016, representing a 1.6% decrease QoQ from KRW 6,846 million and a 6.3% decrease YoY from KRW 7,185 million. The decrease QoQ was mostly attributable to the decreased salaries, which was partially offset by increased commission paid for game service in Taiwan. The decrease YoY was mostly from decreased amortization of capitalized research and development cost of Ragnarok Online II, which had been amortized and fully impaired in December 2015. The decrease YoY, however, was partially offset by increased commission paid for game service in Taiwan.

Operating Expenses

Operating expenses were KRW 5,466 million (US$ 4,562 thousand) for the third quarter of 2016, representing a 47.1% increase QoQ from KRW 3,717 million and a 32.2% increase YoY from KRW 4,135 million. The increase QoQ and YoY was mainly due to an increase in commission paid and advertising expenses in Taiwan. The increase YoY, however, was partially offset by decreased research and development expenses.

Income before income tax expenses and others

Income before income tax expenses and others was KRW 3,524 million (US$ 2,942 thousand) for the third quarter of 2016 compared with loss before income tax expenses and others of KRW 1,212 million for the second quarter of 2016 and loss before income tax expenses and others of KRW 2,148 million for the third quarter of 2015.

Net Income

As a result of the foregoing factors, Gravity recorded a net income attributable to parent company of KRW 3,087 million (US$ 2,577 thousand) for the third quarter of 2016 compared with a net loss attributable to parent company of KRW 1,605 million for the second quarter of 2016 and a net loss attributable to parent company of KRW 2,460 million for the third quarter of 2015.

Liquidity

The balance of cash and cash equivalents and short-term financial instruments was KRW 35,792 million (US$ 29,877 thousand) as of September 30, 2016.

Note: For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,197.98 to US$ 1.00, the noon buying rate in effect on September 30, 2016 as quoted by the Federal Reserve Bank of New York.

About GRAVITY Co., Ltd.

Based in Korea, Gravity is a developer and publisher of online and mobile games. Gravity’s principal product, Ragnarok Online, is a popular online game in many markets, including Japan and Taiwan, and is currently commercially offered in 80 markets and countries. For more information about Gravity, please visit http://www.gravity.co.kr.

Forward-Looking Statements:

Certain statements in this press release may include, in addition to historical information, “forward-looking statements” within the meaning of the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act 1995. Forward-looking statements can generally be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe”, “project,” or “continue” or the negative thereof or other similar words, although not all forward-looking statements contain these words. Investors should consider the information contained in our submissions and filings with the United States Securities and Exchange Commission (the “SEC”), including our annual report for the fiscal year ended December 31, 2015 on Form 20-F, together with such other documents that we may submit to or file with the SEC from time to time, on Form 6-K. The forward-looking statements speak only as of this press release and we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contact:

Mr. Heung Gon Kim

Chief Financial Officer

Gravity Co., Ltd.

Email: kheung@gravity.co.kr

Ms. Ji Hee Kim

IR Manager

Gravity Co., Ltd.

Email: ircommunication@gravity.co.kr

Telephone: +82-2-2132-7800

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GRAVITY Co., Ltd.

Consolidated Balance Sheet

(In millions of KRW and in thousands of US$)

	As of
	31-Dec-15		30-Sep-16
	KRW (audited)	US$ (unaudited)	KRW (unaudited)	US$ (unaudited)
Assets
Current assets:
Cash and cash equivalents	24,909	20,793	9,292	7,756
Short-term financial instruments	11,500	9,599	26,500	22,121
Accounts receivable, net	5,289	4,415	11,846	9,888
Other current assets	1,978	1,651	2,642	2,205

Total current assets	43,676	36,458	50,280	41,970

Property and equipment, net	882	736	587	490
Leasehold and other deposits	954	796	954	796
Intangible assets	132	110	101	84
Other non-current assets	85	71	338	284

Total assets	45,729	38,171	52,260	43,624

Liabilities and Equity
Current liabilities:
Accounts payable	2,971	2,480	8,468	7,069
Deferred revenue	4,997	4,171	8,884	7,415
Other current liabilities	836	698	631	527

Total current liabilities	8,804	7,349	17,983	15,011

Long-term deferred revenue	6,600	5,509	3,914	3,267
Accrued severance benefits	123	103	111	93
Other non-current liabilities	210	175	210	175

Total liabilities	15,737	13,136	22,218	18,546

Common shares	3,474	2,900	3,474	2,900
Additional paid-in capital	75,076	62,669	75,076	62,669
Accumulated deficit	(48,761)	(40,703)	(48,980)	(40,885)
Accumulated other comprehensive income	694	579	1,027	857

Total parent company shareholders’ equity	30,483	25,445	30,597	25,541

Non-controlling interest	(491)	(410)	(555)	(463)

Total equity	29,992	25,035	30,042	25,078

Total liabilities and equity	45,729	38,171	52,260	43,624

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,197.98 to US$ 1.00, the noon buying rate in effect on September 30, 2016 as quoted by the Federal Reserve Bank of New York.

GRAVITY Co., Ltd.

Consolidated Statements of Operations

(In millions of KRW and in thousands of US$, except for share and ADS data)

	Three months ended				Nine months ended
	30-Jun-16	30-Sep-15	30-Sep-16		30-Sep-15	30-Sep-16
	(KRW) (unaudited)	(KRW) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)	(KRW) (unaudited)	(KRW) (unaudited)	(US$) (unaudited)
Revenues:
Online games-subscription revenue	2,323	1,965	8,497	7,093	5,585	12,957	10,816
Online games-royalties and license fees	2,738	2,765	3,736	3,119	8,054	9,842	8,215
Mobile games and applications	2,495	3,160	2,170	1,811	11,066	7,281	6,078
Character merchandising and other revenue	1,501	781	1,343	1,120	2,252	3,817	3,185

Total net revenue	9,057	8,671	15,746	13,143	26,957	33,897	28,294

Cost of revenue	6,846	7,185	6,734	5,621	22,262	20,199	16,861

Gross profit	2,211	1,486	9,012	7,522	4,695	13,698	11,433

Operating expenses:
Selling, general and administrative	3,205	2,898	4,982	4,158	8,406	10,875	9,077
Research and development	512	1,237	484	404	4,160	1,339	1,118
Impairment loss on intangible assets	—	—	—	—	2	5	4

Total operating expenses	3,717	4,135	5,466	4,562	12,568	12,219	10,199

Operating income (loss)	(1,506)	(2,649)	3,546	2,960	(7,873)	1,479	1,234

Other income (expenses)
Interest income	131	154	128	107	537	391	326
Interest expense	—	—	—	—	(3)	—	—
Foreign currency income (loss), net	163	347	(153)	(128)	402	(848)	(707)
Others, net	—	—	3	3	—	3	3

Income (loss) before income tax expenses and equity income (loss) on investments	(1,212)	(2,148)	3,524	2,942	(6,937)	1,025	856

Income tax expenses	410	338	465	388	976	1,308	1,092

Net income (loss)	(1,622)	(2,486)	3,059	2,554	(7,913)	(283)	(236)

Net income (loss) attributable to:
Non-controlling interest	(17)	(26)	(28)	(23)	(62)	(64)	(54)

Parent company	(1,605)	(2,460)	3,087	2,577	(7,851)	(219)	(182)

Income (loss) per share
- Basic and diluted	(231)	(354)	444	0.37	(1,130)	(32)	(0.03)

Weighted average number of shares outstanding
- Basic and diluted	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900	6,948,900

Income (loss) per ADS(1)
- Basic and diluted	(462)	(708)	888	0.74	(2,260)	(64)	(0.06)

* For convenience purposes only, the KRW amounts are expressed in U.S. dollars at the rate of KRW 1,197.98 to US$ 1.00, the noon buying rate in effect on September 30, 2016 as quoted by the Federal Reserve Bank of New York.

(1) Each ADS represents two common shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAVITY CO., LTD.

By:	/s/ Heung Gon Kim
Name:	Heung Gon Kim
Title:	Chief Financial Officer

Date: October 28, 2016